UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

December 31, 2020

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973W 102	Schedule 13G	Page 2 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person M&J Special Investments LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,267 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,267 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,267 shares of common stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3% (2)
12.	Type of Reporting Person OO

(1)

Represents 853,267 shares held by M&J Special Investments LLC. Messrs. Pritzker and Perkovich, the managers of M&J Special Investments LLC, have voting and dispositive power over the shares held by M&J Special Investments LLC.

(2)

Based on a total of 19,685,932 shares of common stock issued and outstanding as of November 12, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 16, 2020.

CUSIP No. 00973W 102	Schedule 13G	Page 3 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Nicholas J. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,267 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,267 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,267 shares of common stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3% (2)
12.	Type of Reporting Person IN

(1)

Represents 853,267 shares held by M&J Special Investments LLC. Messrs. Pritzker and Perkovich, the managers of M&J Special Investments LLC, have voting and dispositive power over the shares held by M&J Special Investments LLC.

(2)

Based on a total of 19,685,932 shares of common stock issued and outstanding as of November 12, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 16, 2020.

CUSIP No. 00973W 102	Schedule 13G	Page 4 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Joseph I. Perkovich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,267 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,267 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,267 shares of common stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3% (2)
12.	Type of Reporting Person IN

(1)

Represents 853,267 shares held by M&J Special Investments LLC. Messrs. Pritzker and Perkovich, the managers of M&J Special Investments LLC, have voting and dispositive power over the shares held by M&J Special Investments LLC.

(2)

Based on a total of 19,685,932 shares of common stock issued and outstanding as of November 12, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 16, 2020.

CUSIP No. 00973W 102	Schedule 13G	Page 5 of 10

Item 1(a)	Name of Issuer: Akerna Corp. (“Issuer”) (as successor to MTech Acquisition Corp.)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1601 Arapahoe Street, Suite 900 Denver Colorado 80202

Item 2(a)

Name of Person Filing

This Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) M&J Special Investments LLC

(ii)  Nicholas J. Pritzker

(iii)  Joseph I. Perkovich

Item 2(b)	Address of Principal Business Office The address of each of the Reporting Persons is c/o Tao Capital Partners, 1 Letterman Drive, Suite C4-420, San Francisco, CA 94129.
Item 2(c)

Citizenship

(i) M&J Special Investments LLC is a limited liability company formed in the State of Delaware.

(ii)  Nicholas J. Pritzker is a citizen of the United States of America.

(ii)  Joseph I. Perkovich is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities: Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e)	CUSIP Number: 00973W 102
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No. 00973W 102	Schedule 13G	Page 6 of 10

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4	Ownership:

	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

	(b)	Percent of Class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

		(ii)	shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

		(iii)	sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

		(iv)	shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 00973W 102	Schedule 13G	Page 7 of 10

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 00973W 102	Schedule 13G	Page 8 of 10

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 2021

M&J Special Investments LLC
By:	/s/ Joseph I. Perkovich
Name:	Joseph I. Perkovich
Title:	Manager
/s/ Nicholas J. Pritzker
Nicholas J. Pritzker
/s/ Joseph I. Perkovich
Joseph I. Perkovich

CUSIP No. 00973W 102	Schedule 13G	Page 9 of 10

INDEX TO EXHIBITS	PAGE
EXHIBIT 1: Agreement to Make a Joint Filing	1

CUSIP No. 00973W 102	Schedule 13G	Page 10 of 10

Exhibit 1

EXHIBIT 1 TO SCHEDULE 13G

JOINT FILING AGREEMENT

FEBRUARY 12, 2021

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock of Akerna Corp. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G

M&J Special Investments LLC

By:	/s/ Joseph I. Perkovich
Name:	Joseph I. Perkovich
Title:	Manager

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

/s/ Joseph I. Perkovich
Joseph I. Perkovich